NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

OF

TAIGA BUILDING PRODUCTS LTD.

And

MANAGEMENT INFORMATION CIRCULAR

May 30, 2008

TABLE OF CONTENTS

Page

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS	1
MANAGEMENT INFORMATION CIRCULAR	2
Introduction	2
The Meeting	2
GENERAL PROXY MATTERS	2
Solicitation of Proxies	2
Appointment and Revocation of Proxies	2
Record Date	2
Signature of Proxy	3
Voting of Proxies	3
Exercise of Discretion of Proxyholder	3
Voting Securities and Principal Holders Thereof	3
DIRECTORS AND OFFICERS	3
Directors and Officers	3
Committees of the Board	6
Insurance Coverage for Taiga and Related Entities and Indemnification	7
Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions	7
Conflicts of Interest	7
APPOINTMENT OF AUDITOR	8
ELECTION OF DIRECTORS	8
COMPENSATION	10
Statement of Executive Compensation	10
Compensation of Directors	12
Corporate Incentive Plans	13
PERFORMANCE GRAPH	13
STATEMENT OF CORPORATE GOVERNANCE PRACTICES	13
Code of Business Conduct and Ethics	14
Nomination and Assessment of Directors	15
Orientation and Continuing Education	15
Compensation	15
Board Committees	16
Attendance of Directors	16
Position Descriptions	16
Shareholder Communications	16
INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS	17
INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	17
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	17
ADDITIONAL INFORMATION	17
APPROVAL	17

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

to be held on July 4, 2008

NOTICE IS HEREBY GIVEN that an annual meeting (the "Meeting") of the holders of common shares ("Common Shares") of Taiga Building Products Ltd. ("Taiga") will be held at the Hilton Vancouver Metrotown Hotel, 6083 McKay Avenue, Burnaby, British Columbia in the Waterford Room on July 4, 2008 at 10:00 a.m. (Vancouver time) for the following purposes:

(a)	to receive and consider the consolidated financial statements of Taiga for the financial year ended March 31, 2008, together with the auditor's report thereon;

(b)	to elect the directors of Taiga;

(c)	to appoint the auditors of Taiga and to authorize the directors to fix their remuneration; and

(d)	to transact such further or other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Specific details of the matters to be put before the Meeting are set forth in the accompanying Management Information Circular.

Only holders of Common Shares of record at the close of business on May 26, 2008 will be entitled to vote at the Meeting, or any adjournment(s) or postponement(s) thereof, except that a person who has acquired Common Shares subsequent to such date will be entitled to vote such Common Shares, instead of the holder of record on May 26, 2008, upon making a written request, not later than 10 days preceding the date of the Meeting, to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department, to be included on the list of shareholders entitled to vote at the Meeting, or any adjournment(s) or postponement(s) thereof, and establishing ownership of such Common Shares.

If you are unable to attend the Meeting in person, please exercise your right to vote by completing the enclosed form of proxy and returning it to Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department.  In order to be valid for use at the Meeting, proxies must be received by Computershare Trust Company of Canada at or prior to 10:00 a.m. (Vancouver time) on the second last day (excluding Saturdays, Sundays and statutory or civic holidays in Vancouver, British Columbia or Toronto, Ontario) immediately preceding the date of the Meeting, or any adjournment(s) or postponement(s) thereof.

Further information with respect to voting by proxy is included in the accompanying Management Information Circular.

DATED at Burnaby, British Columbia this 30TH day of May, 2008.

BY ORDER OF THE BOARD OF DIRECTORS OF TAIGA BUILDING PRODUCTS LTD.

(signed) Dr. Kooi Ong Tong

Executive Chairman and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR

Introduction

This Information Circular is furnished in connection with the solicitation of proxies by and on behalf of the management of Taiga Building Products Ltd. ("Taiga") for use at the annual meeting (the "Meeting") of holders of common shares (the "Common Shares") and any adjournment(s) or postponement(s) thereof. No person has been authorized to give any information or make any representation in connection with any matters to be considered at the Meeting other than those contained in this Information Circular and, if given or made, any such information or representation must not be relied upon as having been authorized by Taiga or management of Taiga.

Information contained in this Information Circular is given as of May 30, 2008 unless otherwise specifically stated.

The Meeting

Taiga has called the Meeting as an annual meeting to receive and consider the financial statements of Taiga for the previous financial year, elect directors and appoint auditors for the ensuing year. The Meeting will be held at the Hilton Vancouver Metrotown Hotel, 6083 McKay Avenue, Burnaby, British Columbia in the Waterford Room, on July 4, 2008, at 10:00 a.m. (Vancouver time).

GENERAL PROXY MATTERS

Solicitation of Proxies

This Information Circular is furnished in connection with the solicitation of proxies by the management of Taiga to be used at the Meeting. Solicitation of proxies will be primarily by mail, but may also be by newspaper publication, in person or by telephone, fax or oral communication by directors, officers, employees or agents of Taiga who will be specifically remunerated therefore. All costs of the solicitation will be borne by Taiga.

Appointment and Revocation of Proxies

Accompanying this Information Circular is a form of proxy for use at the Meeting.  The persons named in the enclosed form of proxy are directors or officers of Taiga. A shareholder wishing to appoint a person (who need not be a shareholder) to represent such shareholder at the Meeting other than the persons designated in the accompanying form of proxy may do so either by inserting such person's name in the blank space provided in the appropriate form of proxy or by completing another form of proxy and, in either case, sending or delivering the completed form of proxy to the offices of Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1 Attention: Proxy Department. A form of proxy must be received by Computershare Trust Company of Canada (the "Transfer Agent") at or prior to 10:00 a.m. (Vancouver time) on the second last business day immediately preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof.

A shareholder who has given a form of proxy may revoke it as to any matter on which a vote has not already been cast pursuant to its authority by an instrument in writing executed by such shareholder or by his attorney duly authorized in writing or, if the shareholder is a corporation, by an officer or attorney thereof duly authorized, and deposited either at the above-mentioned office of the Transfer Agent on or before the second last business day preceding the day of the Meeting, or any adjournment(s) or postponement(s) thereof, or with the chairman of the Meeting on the day of the Meeting, or any adjournment(s) or postponement(s) thereof.

Record Date

The board of directors of Taiga (the "Board") has fixed the record date for the Meeting as the close of business on May 26, 2008 (the "Record Date"). Shareholders of record as at the Record Date are entitled to receive notice of, to attend and to vote at the Meeting, or any adjournment(s) or postponement(s) thereof, except that a person who has acquired Common Shares subsequent to such date will be entitled to vote such Common Shares, instead of the holder of record on the Record Date, upon making a written request, not later than 10 days preceding the date of the Meeting, to the Transfer Agent, at the above-mentioned office, to be included on the list of shareholders entitled to vote at the Meeting, or any adjournment(s) or postponement(s) thereof, and establishing ownership of such Common Shares.

Signature of Proxy

The form of proxy must be executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, the form of proxy should be signed in its corporate name under its corporate seal by an authorized officer whose title should be indicated. A proxy signed by a person acting as attorney or in some other representative capacity should reflect such person's capacity following his signature and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has been previously filed with Taiga).

Voting of Proxies

The persons named as proxyholders in the accompanying form of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed as proxyholders at the Meeting in accordance with the direction of the shareholder appointing them, on any show of hands and/or on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the persons appointed as proxyholders will vote accordingly. In the absence of such direction, such Common Shares will be voted FOR: (i) the election of the management nominees as directors of Taiga; and (ii) the appointment of HLB Cinnamon, Jang, Willoughby, Chartered Accountants, as auditors of Taiga and the authorization of the Board to fix the remuneration of the auditors.

Exercise of Discretion of Proxyholder

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting and this Information Circular and with respect to other matters that may properly come before the Meeting. At the date of this Information Circular, management of Taiga knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice of Meeting.

Voting Securities and Principal Holders Thereof

As at May 30, 2008, 32,205,680 Common Shares were issued and outstanding.  To the knowledge of the directors and officers of Taiga, the only persons who as at that date beneficially owned, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights attached to all the Common Shares entitled to be voted at the Meeting were (i) Berjaya Group Berhad ("Berjaya") which held, directly or indirectly through a wholly-owned subsidiary, 12,669,808 Common Shares, representing approximately 39.34% of the outstanding Common Shares, and (ii) Genghis S.à.r.l. ("Genghis") which held 6,238,400 Common Shares, representing approximately 19.37% of the outstanding Common Shares.

DIRECTORS AND OFFICERS

Directors and Officers

The following table sets out for each of the directors and senior officers of Taiga, the person's name, municipality of residence, position or positions with Taiga and principal occupation within the five previous years. The term of office for each of the directors will expire at the Meeting or until the earlier of the director's death, resignation or removal. Each senior officer serves at the discretion of the Board and holds office until his or her successor is appointed or until the earlier of such officer's death, resignation or removal.

Name and Municipality of Residence	Position	Principal Occupation
Kooi Ong Tong(6) Kuala Lumpur, Malaysia	Executive Chairman, Chief Executive Officer and Director	Executive Chairman, Sunrise Bhd.; Executive Chairman and Chief Executive Officer of Taiga
Rayvin Tan Yeong Sheik (1) Kuala Lumpur, Malaysia	Director	Has held different positions as Director and Officer of Berjaya Group Berhad since May 2001
John P. Bell(2)(3) Vancouver, British Columbia	Director	Director, Goldcorp Inc. since December 2004; Director of JER Envirotech International Corp. since September 2007
Sherwin John Y. Lim (2)(3) West Vancouver, British Columbia	Director	President, Asian Bonded Customs Warehouse Corporation 1992-2004; Currently Chairman of Formidable Technologies, Inc.
Peter Buecking(2)(3)(4)(5) Vancouver, British Columbia	Director	President of Provident Consulting Ltd.
Jimmie M. Bradshaw North Vancouver, British Columbia	President and Chief Operating Officer	President and Chief Operating Officer of Taiga
Tom Stefan Burnaby, British Columbia	Vice President, Finance and Administration	Vice President, Finance and Administration of Taiga
Douglas J. Morris Toronto, Ontario	Executive Vice President, Major Accounts and Supply Management	Executive Vice President, Major Accounts and Supply Management of Taiga
T. Campbell White Calgary, Alberta	Executive Vice President, Sales and Operations	Executive Vice President, Sales and Operations of Taiga
Patrick J. Furlong Vancouver, British Columbia	Corporate Secretary	Partner, Davis LLP (a law firm)

Notes:
(1)	Chair of the compensation committee.
(2)	Member of the audit committee.
(3)	Member of the compensation committee.
(4)	Chair of the audit committee.
(5)	Chair of the enterprise resource planning project committee.
(6)	Member of the enterprise resource planning project committee.

As at May 30, 2008, the directors and senior officers of Taiga collectively held or exercised control or direction over approximately 23.16% of the outstanding Common Shares (including the Common Shares controlled by Genghis). In addition, Mr. Tan is the Executive Director of Berjaya, an affiliate of Berjaya Group (Cayman) Limited that indirectly owns 39.34% of the outstanding Common Shares.

The following are brief profiles of the directors and the senior officers of Taiga.

Kooi Ong Tong – Executive Chairman, Chief Executive Officer and Director

On June 1, 2005, Dr. Tong was appointed as Executive Chairman and Chief Executive Officer of Taiga. Dr. Tong is a businessman with interests in media, property development, building materials, technology and other businesses. He is a former stockbroker and banker who founded PhileoAllied Berhad, a financial and banking group in Malaysia. He is also the Executive Chairman and major shareholder of Sunrise Berhad. Sunrise Berhad is one of the largest property development companies in Malaysia.  Dr. Tong is the Executive Deputy Chair of Nexnews Berhad. Nexnews Berhad and Sunrise Berhad are listed on the Kuala Lumpur Stock Exchange.  Dr. Tong obtained his Doctor of Laws (Honoris Causa) from SFU.

Rayvin Tan Yeong Sheik – Director

Mr. Tan is a director of Taiga.  Mr. Tan graduated with a Bachelor of Science (First Class Hons.) in Accounting and Finance from the London School of Economics, United Kingdom, in 2000. He joined the Berjaya Group of Companies in May 2001 and was subsequently appointed to the position of General Manager (Corporate Affairs) of Sports Toto Malaysia Sdn. Bhd. On October 19, 2006 Mr. Tan was appointed as the Executive Director of Berjaya Sports Toto.  During Mr. Tan's vocational training as a research intern with Jardine Fleming and Merill Lynch & Co./Smith Zain Securities, he was involved in the field of research covering the various sectors of property, commodities, telecommunications and transport. Currently, Mr. Tan is the Executive Director of Berjaya’s parent company, Berjaya Corporation, a Director of Singer (Malaysia) Sdn. Bhd. and several other private limited companies.

John P. Bell – Director

Mr. Bell presently also serves as a Director of Goldcorp Inc., North America's third largest gold mining company; and JER Envirotech International Corp. He is Honorary Consul for Cote d'Ivoire, Patron of the Malaysian Canada Business Council and is a member of the Advisory Board of the Sea to Sky (Quest) University in Squamish, British Columbia.  He has been a Director of the Vancouver Olympic Bid Corporation, the Laurier Institution, the Vancouver Economic Development Commission, and Chairman of Coast Cranberries.  In his career in the Canadian Foreign Service he has been Trade Commissioner in Stockholm, Sweden; Accra, Ghana; Paris, France; and Sydney, Australia. After serving as Consul General in Sao Paulo, Brazil, Mr. Bell is currently the Ambassador to Brazil; Deputy Consul General in New York; and Ambassador to Cote d'Ivoire with concurrent accreditation to Mali, Burkino Faso, and Niger, as High Commissioner to Malaysia, and as Ambassador for Canada's Year of Asia Pacific in 1997.  While in Ottawa he served in various capacities including Acting Director General for the Canadian Trade Commissioner Service. He was Canada's Chief Negotiator at the Rio Earth Summit in 1992.  Mr. Bell has an Honorary Doctorate from the University of British Columbia.

Sherwin John Y. Lim – Director

Mr. Lim is an entrepreneur with business interests in both South East Asia and Canada.   He is the president and founder of companies operating in the fields of distribution and warehousing of industrial and consumer products.  Mr. Lim's previous professional experience includes being a licensed stockbroker on the Toronto Stock Exchange, a commercial banker with Citibank and an investment banker and financial consultant for Thomas de la Rue, plc.  In 1983, Mr. Lim received a Bachelor of Arts in Economics from the University of the Philippines and received his Masters of Business Administration in 1986 from Laurentian University in Ontario.

Peter Buecking - Director

Peter Buecking was appointed as a Director of Taiga in November 2006 and has since become a member of the audit and compensation committees. He is President of Provident Consulting Ltd., a Director of "SITA" (Société Internationale de Télécommunications Aéronautiques), the world's largest provider of IT and Communication Solutions to the Air Transport Industry. He is a Director of Champ Cargo Systems, a Luxembourg based joint venture of Cargolux and SITA. From 2003 until 2006, Mr. Buecking was Group President of SITA headquartered in Geneva, Switzerland. At SITA, Mr. Buecking was responsible for overall group results and strategy. He was also the chair of the Executive Committee. Prior to joining SITA, he was Managing Partner of Oneworld Management Company. Oneworld is a global alliance of leading airline brands. During an 18 year career with Cathay Pacific Airways from 1982 to 2000 Mr. Buecking held several senior management positions including Vice President Canada, Vice President USA and Latin America, General Manager and Director, Asian Frequent Flyer (Singapore) Pty, General Manager In-flight Services and Director, Marketing and Sales.

Jimmie M. Bradshaw - President and Chief Operating Officer

Mr. Bradshaw is currently the President and Chief Operating Officer of Taiga. Mr. Bradshaw is responsible for the management of the Company.  He leads operating strategy and development of product lines. Mr. Bradshaw has been employed by Taiga for 32 years.

Tom Stefan – Vice President, Finance and Administration

Mr. Stefan is Vice President, Finance and Administration of Taiga. Since joining Taiga, Mr. Stefan along with other senior management has been responsible for carrying out the strategic realignment plan designed by Taiga's Chairman and Chief Executive Officer, Dr. Kooi Ong Tong.  Mr. Stefan is a Certified Management Accountant in British Columbia, with 19 years experience in strategy, growth, corporate finance and the management of natural resource and service based companies. Prior to joining Taiga, Mr. Stefan was Director, Strategy with Catalyst Paper Corporation.

Douglas J. Morris – Executive Vice President, Major Accounts and Supply Management

Mr. Morris joined Taiga in 1978 and since then has established Taiga's distribution presence in Eastern Canada. He initiated Taiga's 1996 acquisition of distribution centres in Ontario and Quebec, created the facility in Elmira and established the eastern lumber trading operations. He was involved in taking Taiga public. Prior to joining Taiga, Mr. Morris managed MacMillan Bloedel Ltd.'s Toronto building materials distribution centre in Toronto, Ontario. Mr. Morris holds a Bachelor of Science and Economics from Clarkson University in Potsdam, New York.  Mr. Morris was appointed to the position of Executive Vice President of Major Accounts and Supply Management of Taiga on March 1, 2007.

T. Campbell White – Executive Vice President, Sales and Operations

Mr. White joined Taiga in 1973. Currently he is the Executive Vice President, Sales and Operations of Taiga. Prior to 1973, Mr. White was with Northwood Building Materials in various capacities rising to the position of Sales Manager.

Committees of the Board

The Board has an audit committee and a compensation committee.

Audit Committee

The audit committee consists of three directors who are financially literate and all of whom are considered independent as defined National Instrument 52-110 -Audit Committees whereby a director is independent if he or she has no indirect material relationship with the issuer.  This committee has a written charter setting out its mandate and responsibilities.  The audit committee assists the Board in fulfilling its responsibilities for oversight and supervision of financial and accounting matters and supervises the adequacy of Taiga's internal accounting controls and financial reporting practices and procedures and the quality and integrity of Taiga's audited and unaudited financial statements, including directly overseeing the external auditors and pre-approving all non-audit services to be provided by the external auditors.  The committee reviews the business plan and operating and capital budgets.  The committee reviews Taiga's financial statements, management's discussion and analysis and the annual and interim earnings press releases prior to public disclosure.  The audit committee is responsible for ensuring efficient and effective assessment of management of risk throughout Taiga.

The audit committee is responsible for recommending to the Board the external auditor to be nominated and the compensation of the external auditor, and for reviewing the independence of external auditors.  The audit committee has the authority to engage independent advisors, to approve the compensation of the independent advisors, and to communicate directly with the external auditors.  The committee is responsible for overseeing the resolution of disagreements in connection with financial reporting between management and the external auditor.  The audit committee has established procedures to respond to complaints received regarding accounting, internal accounting control and auditing matters.  Also, the audit committee has established a confidential, anonymous process for the submission of employee concerns regarding questionable accounting or auditing matters.

Compensation Committee

The compensation committee reviews Taiga's total compensation plan with a view to ensuring that it is competitive, motivating and rewarding for participants.  The compensation committee reviews and makes recommendations to Taiga's Board regarding the establishment of, and any material changes to, Taiga's executive compensation programs.  The committee is also responsible for overseeing Taiga's employee compensation and benefits plans.

This committee also reviews the chief executive officer's goals and objectives at the start of each year and provides an appraisal of the chief executive officer's performance for the most recently completed year.

  The compensation committee consists of four directors, the majority of whom are considered independent as defined under applicable stock exchange rules and securities legislation.

Insurance Coverage for Taiga and Related Entities and Indemnification

Taiga, its subsidiaries and the directors and officers of Taiga and its subsidiaries are covered by Taiga's directors and officers' insurance policy.  The aggregate limit of liability applicable to the insured directors and officers under the policy is $10 million.  Under the policy, each entity has reimbursement coverage to the extent that it has indemnified any such directors and officers.  Taiga's current policy includes securities claims coverage, insuring against any legal obligation to pay on account of any securities claims brought against Taiga or its subsidiaries and their respective directors and officers.  In addition, the policy specifically provides for oppressive conduct claims and Canadian pollution claims.  The total limit of liability is shared among Taiga or any of its subsidiaries and their respective directors and officers so that the limit of liability is not exclusive to any one of the entities or their respective directors and officers.

Taiga, its subsidiaries and the directors and officers of Taiga and its subsidiaries have a separate insurance policy against losses suffered in connection with employment practices.  The aggregate limit of liability applicable to Taiga, its subsidiaries and the insured directors and officers is $2 million.

The Articles of Taiga provide for the indemnification of its directors and officers from and against liability and costs in respect of any action or suit brought against them in connection with the execution of their duties of office subject to certain limitations.

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or officer of Taiga is, or has been: (a) within the past ten years, a director or executive officer of any other company, that while that person was acting in that capacity (i) was subject to a cease trade order or similar order or an order that denied that other company access to any exemptions under securities legislation for a period of more than 30 consecutive days, (ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days, or (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the past ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

Conflicts of Interest

There are no existing or potential material conflicts of interest between Taiga or its subsidiaries and any director or officer of Taiga or its subsidiaries.

APPOINTMENT OF AUDITOR

At the Meeting, it is proposed that Cinnamon, Jang, Willoughby, Chartered Accountants be re-appointed as the auditors of Taiga to hold office until the next annual meeting of the shareholders, at a remuneration to be fixed by the Board.

On any ballot that may be called relating to the appointment of auditors, the persons named as proxyholders in the enclosed form of proxy intend to vote the Common Shares represented by proxies in favour of the re-appointment of the firm of Cinnamon, Jang, Willoughby, Chartered Accountants, as the auditors of Taiga and authorizing the directors of Taiga to fix the remuneration of the auditors, unless a shareholder signing such proxy has specified otherwise. Each shareholder will be entitled to one vote for each Common Share held.  The resolution respecting the appointment of auditors must be approved at the Meeting by more than 50% of the votes cast by shareholders voting, in person or by proxy, at the Meeting.

ELECTION OF DIRECTORS

The Board currently consists of five directors.  The five nominees of management for election as directors of Taiga are set out below.

The following table sets out certain information concerning the persons proposed to be nominated for election as directors of Taiga.  The respective nominees have furnished the information below as to share ownership. For additional information respecting each of the nominees, including a description of their principal occupations for the preceding five years, see "Directors and Officers".

Name, position with Taiga and Province or State and Country of residence	Principal occupation or business	Director since	Common Shares beneficially owned, directly or indirectly, or over which control or direction exercised
Dr. Kooi Ong Tong Chairman and a Director Kuala Lumpur, Malaysia(5)	ExExecutive Chairman and Chief Executive Officer of Taiga	May 20, 2005(1)	6,238,400(2)
Rayvin Tan Yeong Sheik(4) Director Kuala Lumpur, Malaysia	Executive Director of Berjaya Corporation	May 20, 2005(1)	Nil
John P. Bell(3)(4) Director British Columbia, Canada	Director, Goldcorp Inc. since December 2004	May 20, 2005(1)	80,000
Sherwin John Y. Lim (3)(4) Director British Columbia, Canada	Chairman of Formidable Technologies, Inc.	May 20, 2005(1)	16,500
Peter Buecking(3)(4)(5) Director British Columbia, Canada	President of Provident Consulting Ltd.	November 7, 2006	68,300

Notes:
(1)Messrs. Tong, Bell, Lim and Tan had been directors of Taiga Forest Products Ltd., the predecessor company to Taiga since September 29, 2003, November 20, 2003, May 4, 2004 and July 27, 2004, respectively.
(2)Held by Genghis.  Genghis is a private Luxembourg company controlled by a trust whose beneficiaries include members of the Tong Family.  Mr. Kooi Ong Tong, the representative of Genghis, was appointed a director of Taiga Forest Products Ltd. on September 29, 2003.
(3)Members of Taiga's audit committee.
(4)Members of Taiga's compensation committee.
(5)Members of the enterprise resource planning project committee.

On any ballot that may be called relating to the election of directors, the persons named as proxyholders in the enclosed form of proxy intend to vote the Common Shares represented by proxies in favour of management nominees for the election of such persons as directors of Taiga, unless a shareholder signing such proxy has specified otherwise.  In the event that any vacancies occur in the slate of such nominees, the persons named as proxyholders in the enclosed form of proxy intend to vote the Common Shares represented by such proxies for the election of such other persons as directors in accordance with the best judgment of management. Each shareholder will be entitled to one vote for each Common Share held.

Management of Taiga does not anticipate that any of the nominees for election as directors will be unable to serve as a director of Taiga. If such a situation should occur for any reason prior to the Meeting, the persons named as proxyholders in the enclosed form of proxy reserve the right to vote for another nominee in their discretion. Each director elected will hold office until the next annual meeting of the shareholders or until his successor is elected or appointed, unless his office is earlier vacated.

The directors of Taiga are covered under a liability insurance policy. The policy provides coverage to an annual aggregate limit of $10,000,000 subject to a deductible payment of up to $100,000.  The premium cost to Taiga for the period November 1, 2007 to November 1, 2008 is $55,000.

COMPENSATION

Statement of Executive Compensation

Compensation of Senior Executives

The following table sets out all compensation awarded to, earned by or paid to Taiga's Chief Executive Officer and Chief Financial Officer and to each of Taiga's three other most highly compensated executive officers (collectively the "Named Executive Officers") for services rendered to Taiga by those individuals in all capacities for the last three completed financial years, unless otherwise stated.

Name and Principal Position	Fiscal Year	Salary ($)	Bonus(1) ($)	Other Annual Compensation ($)	Long Term Compensation Securities Under Options(2) (#)	All Other Compensation ($)
Kooi Ong Tong (3) Chairman, Chief Executive Officer and a Director	2008 2007 2006	160,000 160,000 133,333	540,000 600,000 409,000	12,000(4) 12,000(4) 10,000(4)	-- -- --	-- -- --
Tom Stefan(5) Vice President, Finance & Administration	2008 2007	126,667 105,833	100,000 98,000	9,600(4) 9,600(4)	-- --	-- --
Jimmie Bradshaw(6) President and Chief Operating Officer	2008 2007 2006	221,130 221,130 221,130	520,000 520,000 460,000	12,000(4) 12,000(4) 12,560(4)	-- -- --	-- -- --
Douglas Morris(6) Executive Vice President, Major Accounts and Supply Management	2008 2007 2006	221,130 221,130 221,130	480,000 420,000 380,000	12,000(4) 12,000(4) 12,800(4)	-- -- --	-- -- --
T. Campbell White(6) Executive Vice President, Sales and Operations	2008 2007 2006	221,130 221,130 221,130	520,000 520,000 436,200	12,000(4) 12,000(4) 12,800(4)	-- -- --	-- -- --

Notes:
(1)	Bonuses are earned on the basis of financial year-end results and paid in the next financial year.
(2)	No stock appreciation rights (SARs) or similar rights have been granted by Taiga and there are no outstanding restricted shares or units.
(3)	In addition to his role as Chairman of Taiga, Dr. Tong commenced as Chief Executive Officer on June 1, 2005.
(4)	Represents automobile allowance.

(5)
Mr. Stefan was appointed Vice President, Finance and Administration on March 1, 2007. Prior to such appointment, Mr. Stefan was employed with Taiga beginning in August 2004 as General Manager, Corporate Planning.

(6)	Messrs. Bradshaw, Morris and Campbell were all appointed to their current positions on March 1, 2007.

Termination of Employment, Change in Responsibilities and Employment Contracts

Employment Agreements

Messrs. Jimmie Bradshaw, Douglas Morris and Campbell White have entered into employment agreements with Taiga which are similar in form.  Under those employment agreements, they are each entitled to a current annual base salary of $221,130 and cash incentive compensation.  They are also entitled to other standard benefits under Taiga's employee benefit package and vacation policy.

Compensation Provisions on Termination by Taiga

The employment agreements of Messrs. Bradshaw, Morris and White entitle each, in the event of termination of employment by Taiga without just cause, to a retiring allowance equal to 18 months of his then current salary plus an amount equal to his previous 12 months bonus, but not less than the mean average of his three previous years of actual paid bonuses.  In addition, each employment agreement of Messrs. Bradshaw, Morris and White stipulates that if the executive is terminated by Taiga, without just cause, in the period after the sale of Common Shares held by Berjaya resulting in a change of control of Taiga, the executive is entitled to a retiring allowance equal to 36 months of his current salary, plus three times the executive's previous 12 months bonus, which amount shall not be less than the mean average of his three previous years of bonuses actually paid.  Each employment agreement of Messrs. Bradshaw, Morris and White may be terminated by the executive on four months written notice by Taiga.

Stock Options

Taiga does not currently have a stock option plan and no options were granted or exercised during the most recently completed financial year and there are no options outstanding.

Composition of the Compensation Committee

During the last completed financial year, the members of Taiga's compensation committee were Sherwin John Y. Lim, John P. Bell, Peter Buecking and Rayvin Tan Yeong Sheik.  Mr. Rayvin Tan is Chairman of the committee.  John P. Bell, Sherwin John Y. Lim and Peter Buecking are independent directors.

Report on Executive Compensation

The following is a description of Taiga's compensation policy during the last completed financial year for determining compensation of the senior managers of Taiga (including the Named Executive Officers). Compensation was comprised of two elements, including an incentive component, which takes the form of a performance-based cash bonus.

The first component is a fixed base salary dependent on the individual's position, duties and responsibilities and set to be not more than salaries paid for comparable positions within the building products distribution industry. Base salaries do not vary significantly year to year unless there has been a shift of duties or promotion.  It is expected that any increase in salary will be nominal corresponding with inflation and cost of living changes or as noted above.

The second part of the compensation program is an incentive component which takes the form of a performance cash bonus. This incentive is available to most of Taiga's senior managers, except the President and Chief Operating Officer, The Executive Vice Presidents and the Chief Executive Officer, and is linked directly to the results of the sector of the business over which the executive had responsibility; for example, Prairie Region, Eastern Operations, and so on. The performance is measured in quantitative terms related to the annual profit plan and the results of previous periods. These factors include inventory turnover and gross margin percentages as well as qualitative factors such as new product development, distribution centre expansion and so on. The sum of these elements and the overall profitability of Taiga determine the annual incentive paid to each senior executive.

The incentive payments to the President and Chief Operating Officer, the Executive Vice Presidents and the Chief Executive Officer, are linked directly to Taiga's profit and business performance.  The compensation committee believes that this group of executives has the most direct influence on the profits of Taiga and their interests should be aligned directly with those of the shareholders to maximize the value of Taiga's Common Shares.  Over and above the earnings per Common Share bonus, there may be a further performance specific bonus for such officers. This bonus would be related to individual achievement compared to planned goals.

The committee uses comparative data to support the compensation program, including the information circulars provided by various public companies.

Submitted on behalf of the compensation committee by the members of the committee:

Rayvin Tan Yeong Sheik (Chairman), John P. Bell, Sherwin John Y. Lim and Peter Buecking.

Pension Plans

Certain executive officers of Taiga, including Messrs. Bradshaw and White are covered by individual pension plans, which provide pension benefits limited to the maximums permitted under the Income Tax Act (Canada) for registered pension plans. Currently, the maximum annual pension limit is $2,333 times the number of years of pensionable service. Normal retirement age is 65 and pensions are normally payable for the lifetime of the executive officer with a surviving spouse pension of 66-2/3% of the executive officer's pension. The financial risk of these plans lies with the plan participants. In particular, if the plan assets at retirement are insufficient to finance the defined pension benefits, the pension benefits will be reduced.

The estimated maximum annual pension benefits payable on retirement at normal retirement age are set out in the following table.

	Years of Pensionable Service
Remuneration ($)	15	20	25	30	35
300,000	35,000	46,667	58,333	70,000	81,667
400,000	35,000	46,667	58,333	70,000	81,667
500,000	35,000	46,667	58,333	70,000	81,667
600,000	35,000	46,667	58,333	70,000	81,667
700,000	35,000	46,667	58,333	70,000	81,667
800,000	35,000	46,667	58,333	70,000	81,667
900,000	35,000	46,667	58,333	70,000	81,667

The estimated full years of pensionable service for the Named Executive Officers as at March 31, 2008 are as follows: Mr. Bradshaw, 27 years and Mr. White, 31 years. Messrs. Tong, Morris and Stefan did not participate in a pension plan during the last completed financial year.

Compensation of Directors

Directors who are not employees of Taiga or its subsidiaries are paid a fee of $30,000 per fiscal year.  The chairman of the audit committee receives an additional $10,000 per fiscal year. The chairman of the enterprise resource planning project committee (the “ERP committee”) receives an additional $4,000 per meeting.  Taiga also reimburses directors for out-of-pocket expenses for attending meetings. During the financial year ended March 31, 2008, total directors' fees paid by Taiga were $132,111.08. As a non-independent director of Taiga, Rayvin Tan Yeong Sheik has elected to decline all compensation for his positions as Chairman of the compensation committee and director of Taiga.

Directors participate in the insurance and indemnification arrangements described above under "Directors and Officers – Insurance Coverage for Taiga and Related Entities and Indemnification".

Corporate Incentive Plans

Pay for Performance Plan

Officers and employees of Taiga participate in a profit sharing based incentive plan.  The plan, in principle, is based upon sharing by officers and employees in the net profits before tax, after excluding non-cash items and deducting a return on capital employed ("ROCE") based on shareholders' investment in Taiga.  No payments are made under the plan in any year unless adjusted net profits for that year exceed the ROCE.  There are two scales by which payments under the plan are made.  One scale applies to Dr. Tong and Messrs. Bradshaw, Morris and White and one to all other employees paid under the plan.  Each business operation has its own version of the plan which calls for payments quarterly or annually.  Performance under the plan is published monthly to senior managers and the performance of Canadian-based business operations is compared one against the other.  The plan was designed to achieve transparency and promote fairness.  It increases focus on relative performance and recognizes the need for profit-oriented branches to be responsible for their proportionate amount of corporate overhead expenses.  It is expected that payments under the plan will form a significant portion of total compensation.

PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return (assuming reinvestment of dividends) for $100 invested in Common Shares from March 31, 2003 to March 31, 2008 with the cumulative total return of the S&P/TSX Composite Index over the same period.

Note 1:
Taiga's securities began trading as stapled units (consisting of one Common Share and one subordinated note) on September 1, 2005.  The Common Shares and subordinated notes have subsequently separated and began trading separately as of May 9, 2006.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

This statement of corporate governance is responsive to the rules and guidelines adopted by the Canadian securities regulatory authorities as set out in National Instrument 58-101 – Disclosure of Corporate Governance Practices and National Policy 58-201 – Corporate Governance Guidelines.  The Board monitors ongoing developments in the area of corporate governance best practices and reviews its corporate governance practices as needed.

The Board is responsible for Taiga's approach to corporate governance and its compliance with applicable securities regulations.  The responsibility for the day-to-day management of Taiga rests with the executive officers; however, the Board is ultimately responsible for the stewardship of Taiga.  The Board does not have a written mandate.  However, the Board assumes its stewardship responsibility in key areas such as the following: (i) safeguarding shareholder interests; (ii) the adoption of a strategic planning process that includes reviewing Taiga's long-term objectives on a periodic basis; (iii) succession planning, including appointing, developing and monitoring senior management; (iv) Taiga's policy for communicating with shareholders, other stakeholders and the public; (v) the integrity of Taiga's internal control and management information systems, which the Board and the audit committee review periodically with management and Taiga's auditors; and (vi) reviewing with management the principal risks affecting Taiga and the systems that have been put in place to manage these risks.

The Board is currently comprised of five directors.  Taiga strives for a Board that is an efficient size for the business and permits an appropriate mix of skills and experience. The Board has considered the relationship to Taiga of each of the current directors and has determined that three of them are "independent" as defined in National Instrument 58-101 – Disclosure of Corporate Governance Practices.  Such policy states that a director is independent if he or she has no direct or indirect material relationship with the issuer. Dr. Tong, as Taiga management is not an independent director.  Rayvin Tan Yeong Sheik is an executive with Berjaya of Kuala Lumpur, Malaysia, which currently beneficially owns 39.34% of Taiga's Common Shares through a subsidiary company, Berjaya Group (Cayman) Limited.  The legal title to the shares resides with Scotia Nominees Tempatan SDB BHD for Berjaya Forest Products (Cayman) Limited. Therefore, Mr. Tan is also not an independent director.  Dr. Tong (Chairman of the Board) is the representative of Genghis, which beneficially owns 19.37% of Taiga's shares.  These two directors represent two majority shareholders and, with the exception of Dr. Tong who is the Executive Chairman of the Board and Chief Executive Officer of Taiga, are entirely independent of Taiga management and effectively function as if they were independent directors.  John Peter Bell, Peter Buecking and Sherwin John Y. Lim are independent of the management of Taiga and of Berjaya and Genghis and are independent outside directors who represent all shareholders including the best interests of the minority shareholders.  Therefore, 60% of Taiga directors are independent and do not have interests in or relationships that could be considered to materially interfere with their ability to act in the best interests of Taiga.  The full Board has the mandate and the responsibility for developing Taiga's approach to governance issues.

The following directors are also currently directors of other reporting issuers (or the equivalent):

Kooi Ong Tong –  Sunrise Berhad and Nexnews Berhad

John Bell –  Goldcorp Inc.; JER Envirotech International Corp.

Peter Buecking – Champ Cargo Systems (a Luxembourg based joint venture of Cargolux and SITA)

The Board does not have a Chairman independent of management.  Mr. Tong, the Executive Chairman of the Board, is the Chief Executive Officer of Taiga.  Taiga believes that this structure best reflects the entrepreneurial leadership of Taiga.  The Board is satisfied that the autonomy of the Board and its ability to function independently of management are protected by means such as the chairing of the audit committee by an independent director and through the Board setting and monitoring management's corporate objectives.

The independent directors do not hold regularly scheduled meetings at which non-independent directors and management are not in attendance. However, in order to facilitate open and candid discussion among independent directors, communication among such directors occurs on an informal and ongoing basis as needed.

Code of Business Conduct and Ethics

In 2003 Taiga adopted a code of business conduct and ethics (the "Code of Conduct") setting out the principles that should guide the behaviour of Taiga's directors, officers and employees.  The Code of Conduct addresses the following issues:

(a)	conflicts of interest, including transactions and agreements in respect of which a director or executive officer has a material interest;

(b)	protection and proper use of corporate assets and opportunities;

(c)	confidentiality of corporate information;

(d)	fair dealing with Taiga's security holders, customers, suppliers, competitors and employees;

(e)	compliance with laws, rules and regulations; and

(f)	reporting of any illegal or unethical behaviour.

The Board is responsible for monitoring compliance with the Code of Conduct.  One tool used for monitoring compliance is Taiga's Whistle Blower Policy (attached as Appendix F to Taiga's 2005 information circular filed on SEDAR at www.sedar.com and incorporated herein by reference).  Any person can report complaints or concerns, which may be on an anonymous basis, through the procedures of Taiga's Whistle Blower Policy.  Copies of the Code of Conduct are available by sending a written request to P.O. Box 80329, Suite 800, 4710 Kingsway, Burnaby, British Columbia, V5H 3X6, Attention:  Vice President, Finance and Administration.

To ensure directors of Taiga exercise independent judgment in considering transactions and agreements in respect of which a director or executive officer has a material interest, an independent committee is formed composed of only independent directors to assess each transaction, and to ensure that there is no conflict of interest.

Taiga's directors can consult with Taiga's outside counsel as they may consider appropriate. In addition, an individual director can engage an outside advisor at Taiga's expense in appropriate circumstances with the approval of the Board.

Nomination and Assessment of Directors

The Board has not felt it necessary to establish a nominating committee nor has the Board implemented a formal process for assessing the effectiveness of the Board as a whole, the committees of the Board and the contributions of individual directors. Rather, an informal consultative process is used with respect to both the appointment and assessment of directors. These informal mechanisms have been regarded as sufficiently effective.

Orientation and Continuing Education

The Board has not established a formal orientation and education program for new members of the Board. The current independent directors are experienced in boardroom procedure and corporate governance and generally have a good understanding of the business. As necessary, new members of the Board are provided with information about Taiga and its industry. In addition, the Board participates from time to time in informal education, sometimes initiated by management, to ensure that its members hear about developments of interest affecting Taiga and its operations.

Compensation

The Board and the compensation committee of the Board regularly review the adequacy and form of the compensation of the directors to ensure the compensation realistically reflects the responsibilities and risks involved in being an effective director and that the compensation allows Taiga to attract qualified candidates as directors. This involves the review of publicly available data as well as independent surveys of director compensation of other companies every two years and the maintenance of directors' and officers' insurance coverage.

Although the compensation committee is not composed entirely of independent directors, three quarters of the committee is independent and no member of management is part of the compensation committee.  The Board is satisfied that as a result of such factors, there is an objective process for determining compensation.  For more information regarding the compensation committee, refer to the section above entitled "Directors and Officers – Committees of the Board – Compensation Committee".

Board Committees

Committees of the Board are generally composed of non-management directors. On August 30, 2007 Peter Buecking was appointed as the Chairman of the audit committee and Daniel McDonald resigned as Chairman of the audit committee.  On January 11, 2008, the Board formed the ERP Committee. Peter Buecking is the chairman of the ERP Committee. Rayvin Tan is the Chairman of the compensation committee. The other committee members are as follows:  (i) audit committee – John P. Bell and Sherwin John Y. Lim; (ii) compensation committee – Sherwin John Y. Lim, John Bell and Peter Buecking; and (iii) ERP Committee -  Kooi Ong Tong and Peter Buecking.

The principal responsibilities of the audit committee are to ensure that Taiga has internal control systems in place to identify and manage principal business risks, assess compliance with legal and regulatory requirements, assess the adequacy of insurance coverage, review the integrity and effectiveness of the internal control and management information systems, review financial information including annual and quarterly reports and other documents prepared by senior management for public distribution and to evaluate the effectiveness of the external audit function. The Chairman of the audit committee has the right at all times to communicate directly with the external auditors.  The Board has also adopted the Whistle Blower Policy recommended by the audit committee.  For more information regarding the audit committee, please refer to Taiga's Annual Information Form under the heading "Audit Committee".  The Annual Information Form is filed on SEDAR at www.sedar.com.

The ERP Committee adopted a written mandate and its function is to oversee the proposed implementation of a new proprietary enterprise resource planning system for Taiga.

Attendance of Directors

The following table sets forth the number of Board and committee meetings held and attendance by directors for the most recently completed financial year:

Director	Board Meetings	Audit Committee	Compensation Committee	ERP Committee
Dr. Kooi Ong Tong	3 of 4	N/A	N/A	4 of 4
John P. Bell	4 of 4	5 of 5	1 of 1	N/A
Sherwin John Y. Lim	4 of 4	5 of 5	1 of 1	N/A
Rayvin Tan Yeong Sheik	4 of 4	N/A	1 of 1	N/A
Peter Buecking	4 of 4	5 of 5	1 of 1	4 of 4
Daniel McDonald(1)	2 of 2	2 of 2	N/A	N/A

(1)      Daniel McDonald resigned from Taiga's board of directors and as the chairman of the audit committee on August 30, 2007.

Position Descriptions

Although the Board has not developed formal position descriptions for its members, board committee chairs, or for the Chief Executive Officer, the Board members and the Chief Executive Officer have a good understanding of their respective roles. In addition, the Board sets quarterly and annual corporate objectives for the Chief Executive Officer and the attainment of these goals is carefully monitored at each Board meeting.

Shareholder Communications

Taiga has implemented procedures to provide for effective two-way communications with shareholders, other stakeholders and the public.  Taiga's Code of Conduct establishes some guidelines for dealing with Taiga information, including the making of public statements.  Taiga has adopted a Disclosure Policy which confirms its commitment to providing timely and quality disclosure of material information about Taiga to its shareholders, other stakeholders and the public.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

As at May 30, 2008, no director, executive officer, employee or former director, executive officer or employee of Taiga or any of its subsidiaries was indebted (i) to Taiga or any of its subsidiaries, or (ii) to another entity where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by Taiga or any of its subsidiaries.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

None of the (i) directors or executive officers of Taiga, or (ii) directors or executive officers of any shareholder beneficially owning shares carrying more than ten percent of the Common Shares, or (iii) a shareholder beneficially owning more than ten percent of the Common Shares, nor an associate or affiliate of any of the foregoing persons has, since the commencement of Taiga's last completed financial year, had any material interest, direct or indirect, in any transactions which materially affected Taiga or its subsidiaries or in any proposed transaction which has or would materially affect Taiga or its subsidiaries.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has served as a director or executive officer of Taiga at any time since the beginning of Taiga's last completed financial year, nor any proposed nominee for election as a director of Taiga, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors.

ADDITIONAL INFORMATION

Additional information relating to Taiga is available on SEDAR at www.sedar.com.  Shareholders may contact Taiga to request copies of Taiga's financial statements and Management's Discussion and Analysis by sending a written request to P.O. Box 80329, Suite 800, 4710 Kingsway, Burnaby, British Columbia, V5H 3X6, Attention: Tom Stefan, Vice President, Finance and Administration.  Financial information is provided in the Corporation's comparative financial statements and Management's Discussion and Analysis for its fiscal year ended March 31, 2008.

APPROVAL

The Board of Directors has approved the contents and the sending of this Information Circular.

DATED at Burnaby, British Columbia this day 30th of May, 2008.

On behalf of the Board of Directors

(signed) Dr. Kooi Ong Tong

Executive Chairman and Chief Executive Officer